Mail Stop 4561

March 29, 2007

Michael A. Aviles
President and Chief Executive Officer
Vignette Corporation
1301 South MoPac Expressway
Austin, Texas 78746

Re: **Vignette Corporation**
 Form 10-K for the year ended December 31, 2006
 Form 8-K filed January 25, 2007

Dear Mr. Aviles:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 25, 2007

1. We believe the non-GAAP operating statement columnar format appearing in your earnings release may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may

consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

2.   Additionally, as your adjustments appear to eliminate recurring items, the following additional disclosure appears necessary:

- The manner in which you use each non-GAAP measure to conduct or evaluate your business;
- The economic substance behind your decision to use each measure;
- The material limitations associated with use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure;
- The manner in which you compensate for these limitations when using the non-GAAP measures; and
- The substantive reasons why you believe the non-GAAP measures provide useful information to investors.

Tell us, in specific detail, how you intend to address these matters in future filings. As part of your response, consider providing us with example disclosure. Refer to the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael A. Aviles
Vignette Corporation
March 29, 2007

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding comments on the financial statements and related matters.

Very truly yours,

Mark Kronforst
Accounting Branch Chief